EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

Janury 30, 2012	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON REPORTS FAVORABLE PEA STUDY ON THE NEAR-SURFACE 30% OF ITS PREVIOUSLY ANNOUNCED 43-101 CORDERO RESOURCE

Base Case Study Shows an Internal Rate of Return of 19.5 % Before Tax and 14.8 % After Tax;
Estimates Recovery of 131 Million Ounces of Silver and 190 Thousand Ounces of Gold, 1.4 Billion Pounds of Zinc and 1.0 Billion Pounds of Lead in the Near Surface 30 Percent of the Cordero Resource

VANCOUVER, British Columbia, January 30, 2012.  Levon Resources Ltd. ("Levon", or the "Company") (TSXV Symbol: LVN) today announces the completion of a Preliminary Economic Assessment (PEA), which addresses mining the near surface 30 percent of the NI 43-101Compliant Cordero open pit resource announced on June 21, 2011.  Levon’s wholly owned Cordero exploration project is located 35 kilometers  northeast of Hidalgo Del Parral, southern Chihuahua State, Mexico. The PEA has been completed by M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona, working together with Independent Mining Consultants (“IMC”) also of Tucson. All monetary figures used in this release are in U.S. dollars.

The PEA projects a pre-tax Internal Rate of Return (IRR) of 19.5% (at a silver price of  $25.15/oz., gold price of  $1,384.77/oz., zinc price of  $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining. The potential metal production over the 15 years of mining is 131,156,000 ounces of silver, 190,000 ounces of gold, 1,373,359,000 pounds of zinc, and 1,033,407,000 pounds of lead. Mill feed production rates are estimated at 40.0 thousand tonnes per day (Tpd) or 14.6 million tonnes per year. The capital cost of the project is estimated to be $646,800,000, with operating costs (mine, mill, process plant operating, general administration, treatment, and transportation charges) estimated at $13.82 per tonne. The PEA projects a 5.5 year payback on the base case. Sensitivity analysis by M3 projects a 3.8 year payback on the more recent $30 silver price. Further details of the PEA are described below.

Mineral Resources Included in the PEA Study

For the PEA, IMC optimized the open pits and M3 included both indicated and inferred mineral resources in the financial analysis.

The PEA mine plan includes an indicated mineral resource of 164.8 million tonnes grading 22.55 grams per tonne silver, 0.078 grams per tonne gold, 0.41% zinc and 0.25% lead and an inferred resource of 49.0 million tonnes grading 21.88 grams per tonne silver, 0.037 grams per tonne gold, 0.40% zinc and 0.29% lead. The PEA shows 77.09% indicated and 22.91% inferred resources over all. Through Year 6 of mining, over 90% of the mill feed tonnage is in the indicated category. The mine schedule uses a declining Net Smelter Return (NSR) cutoff , ranging from  $10.00/tonne in the early years to  $6.25/tonne starting in Year 7 for the remaining years of the schedule.

Readers are cautioned that (1) mineral resources that are not mineral reserves do not have demonstrated economic viability; and (2) the PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment contained in the PEA will be realized. Ongoing work on the resource will target the areas where drilling density only permits categorization as inferred resources.

40,000 TPD Conventional Flotation Mill Project

The PEA estimates an average mining rate (mill feed and waste) of 84,000 Tpd for 15 years to complete stage four mining, with an overall stripping ratio (waste:resource) of 1.2:1. The daily production rate peaks in the early years at 110,000 tonnes per day and declines starting in Year 7 as waste stripping decreases.

The sulfide resource is nearly exposed at surface, oxidation is minimal, and the deposit requires nominal pre-production stripping.

The Process plant envisaged for the project is a conventional SAG and Ball Mill crush/grind/flotation concentrator producing marketable zinc and lead concentrates.

M3, IMC, and Golder Associates of Tucson have approximated the capital cost for the project to be $646,800,000 (Q4 2011), based on their construction cost database experience and the use of all new equipment.  Mining, milling, process plant operating costs, general administration costs, and treatment and transportation charges have been estimated at $13.82 per tonne.

Grades and mill recoveries have been estimated by M3 on the basis of initial bench scale testing results and metallurgical studies by METCON Research in Tucson, Arizona and are as follows:

Metal	Grade	Recovery
Silver	22.396 g/T	85.2%
Gold	0.069 g/T	40.0%
Zinc	0.261%	72.0%
Lead	0.405%	84.0%

Projected metal prices used for the study are M3 selected price projections based on 60% historical prices and 40 % futures prices for the selected metals as of December 31, 2011. For reference, US SEC 36-month historical pricing is also provided.

Metal	U.S. Dollars 60%/40%	U.S. Dollars SEC
Silver	25.15 per ounce	23.26 per ounce
Gold	1,384.77 per ounce	1,255.18 per ounce
Zinc	0.91 per pound	0.91 per pound
Lead	0.96 per pound	0.95 per pound

Smelting and tolling charges are based on long-term anticipated costs, which are considered higher than current prices for these activities.

Project Internal Rate of Return (IRR):

M3 has calculated the IRR for the project to be 19.5 % before taxes and 14.8 % after taxes:

The Net Present Value (NPV) before taxes based on the following discount rates is:

0%	$1,289,201,000
5%	$652,631,000
7%	$489,474,000

The NPV after taxes based on the following discount rates is:

0%	$928,225,000
5%	$422,408,000
7%	$293,506,000

Recovered metal quantities in the first 15 years of mining are estimated to be:

Silver	131,156,000 ounces
Gold	190,000 ounces
Zinc	1,373,359,000 pounds
Lead	1,033,407,000 pounds

Base case project cash flow analysis of NSR revenues shows that approximately 68.4 % are attributable to silver, 16.4 % attributable to zinc, 12.4 % attributable to lead, and 2.8 % to gold.

Sensitivity Analysis – After Taxes:

M3 completed a sensitivity analysis based on comparisons to the base case economics.   Metal prices(silver, gold, zinc and lead) were varied by the percentages listed, and the silver price used as an indicator of the change in metal prices:

AFTER TAX SENSITIVITY ANALYSIS

Change in Metal Prices
Silver ($/troz)	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
$30.18	20%	$1,640,954	$875,228	$677,710	23.4%	3.8
$27.67	10%	$1,284,589	$648,818	$485,608	19.2%	4.3
$25.15	0%	$928,225	$422,408	$293,506	14.8%	5.1
$22.64	-10%	$571,860	$195,998	$101,404	9.9%	6.6
$20.12	-20%	$219,256	$(30,159)	$(91,070)	4.2%	10.4

Change in Operating Cost
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	20%	$634,851	$235,682	$134,964	10.8%	6.2
	10%	$781,538	$329,045	$214,235	12.8%	5.6
Base Case	0%	$928,225	$422,408	$293,506	14.8%	5.1
	-10%	$1,074,911	$515,771	$372,778	16.7%	4.7
	-20%	$1,221,598	$609,134	$452,049	18.5%	4.4

Change in Initial Capital
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	20%	$835,085	$330,002	$202,120	11.7%	6.0
	10%	$881,655	$376,205	$247,813	13.1%	5.6
Base Case	0%	$928,225	$422,408	$293,506	14.8%	5.1
	-10%	$974,794	$468,611	$339,199	16.8%	4.7
	-20%	$1,021,364	$514,814	$384,892	19.2%	4.3

Change in Recovery
	Change	NPV @ 0%	NPV @ 5%	NPV @ 7%	IRR%	Payback (yrs)
	2.0%	$986,921	$459,933	$325,422	15.6%	4.9
	1.0%	$957,573	$441,171	$309,464	15.2%	5.0
Base Case	0.0%	$928,225	$422,408	$293,506	14.8%	5.1
	-1.0%	$898,876	$403,646	$277,549	14.4%	5.2
	-2.0%	$869,528	$384,883	$261,591	14.0%	5.3

The Study identifies several areas with potential to improve the Cordero resource economics:

Additional resource and/or improved grades in the deposit will have a marked effect on the IRR.

•
The extent and geometry of the resource within the stage four pits and the larger resource beneath the stage four pits have not been completely delineated and resources are open to expansion to the east, north and south and to increased depth.  Current models classify undrilled rocks within and around the resource as waste.  Planned offset delineation grid drilling to convert waste to resource and also possibly expand the geometry of higher grade portions of the resource could improve the economics. It is expected that the mine life will extend well past the 15 years of stage four pits mining of this study.

•
Making additional mine-scale discoveries in outlying areas on the property could improve the economics.   Levon has recognized high-level porphyry and diatreme geologic and mineralization controls on the resource, which enables exploration to be guided by the well-known porphyry exploration model to optimize exploration and improve success. There are eight outlying mine-scale targets identified in two porphyry belts on the property, and one outlying mineralized volcanic dome that have similar rocks and exploration target characteristics as the resource.  The outlying targets require complete definition and exploration  to test their discovery potential.

•	Any resource expansion and additional outlying mine-scale discoveries present opportunities to support expanded facilities with higher throughput rates and lower capital and operating costs per tonne.

Levon is now engaged in an on-going, fully funded $25 million (M) Phase 4 exploration program ($60 M in the treasury) to complete 130,000 meters of core drilling in 2012 with the goals to:

•	Delineate of the existing resources

•	Drill discovery holes in two outlying mine-scale targets that require offset grid drilling

•	Expand the engineering studies on the resource.

The PEA will be filed under Levon’s profile at www.sedar.com and made available on the Levon web site (www.levon.com) within the required 45 days of this news release. Levon will issue a further news release when the PEA has been filed.

Dr. Conrad Eugene Huss, P.Eng., is the independent qualified person who approved the contents of this release. He is the founder and Chairman of the Board of M3 Engineering & Technology Corporation. He is a graduate of the University of Illinois with a B.S. in Mathematics and a B.A. in English. He is also a graduate of the University of Arizona with a M.S. in Engineering Mechanics and a Ph.D. in Engineering Mechanics.

For more information on Levon’s Cordero project and exploration results please visit www.levon.com.

About Levon Resources Ltd. Levon is a junior gold and precious metals exploration company exploring the Cordero bulk tonnage silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, the Congress property, the Goldbridge property (also known as the BRX claims) and the Wayside claims, also three mineral properties located in Nevada, USA, namely the Eagle claims, the Norma Sass, and the Ruf claims. For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com.

ON BEHALF OF THE BOARD
LEVON RESOURCES LTD.

“Ron Tremblay”
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws.